June 17, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Intelsat, Ltd.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 19, 2009

Form 10-Q for the quarterly period ended March 31, 2009

Filed May 13, 2009

File No. 000-50262

Dear Mr. Spirgel:

Set forth below, please find our responses to your letter dated May 26, 2009 relating to Intelsat, Ltd.’s Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and Form 10-Q for the quarter ended March 31, 2009. To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter. Intelsat, Ltd. believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Long-term debt, page 69

1.	We note that you disclose the required ratios for your material debt covenants; however you should disclose and explain the actual ratios as of each reporting date versus minimum/maximum ratios/amounts permitted for such covenants. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios.

In response to the Staff’s comment, Intelsat, Ltd. advises the Staff that it will include additional disclosure in future filings relating to the actual financial maintenance covenant ratios and the computations used to determine such actual ratios under the credit agreements governing the senior secured credit facilities of Intelsat Subsidiary Holding Company, Ltd. (“Intelsat Sub Holdco”) and Intelsat Corporation (“Intelsat Corp”).

Intelsat, Ltd. also advises the Staff that the actual and required financial maintenance covenant ratios under the credit agreements governing Intelsat Sub Holdco’s and Intelsat Corp’s senior secured credit facilities were as follows as of December 31, 2008 and March 31, 2009:

	As of December 31, 2008		As of March 31, 2009
	Actual	Required	Actual	Required
Intelsat Corp Consolidated Secured Debt to Consolidated EBITDA Ratio	2.73:1.00	< 4.50:1.00	2.78:1.00	< 4.50:1.00
Intelsat Sub Holdco Consolidated Secured Debt to Consolidated EBITDA Ratio	0.12:1.00	< 1.50:1.00	0.05:1.00	< 1.50:1.00

As illustrated by the above table, Intelsat Sub Holdco and Intelsat Corp were in compliance with the financial maintenance covenant ratios contained in their respective senior secured credit facilities as of December 31, 2008 and March 31, 2009. Intelsat, Ltd. does not anticipate any non-compliance with the required financial maintenance ratios given the substantial cushion that both Intelsat Sub Holdco and Intelsat Corp have under these covenants.

The Consolidated Secured Debt to Consolidated EBITDA Ratio is determined by comparing Consolidated Secured Debt to Consolidated EBITDA, each as defined under the credit agreement governing Intelsat Sub Holdco’s or Intelsat Corp’s senior secured credit facilities, which have been filed as exhibits to the Form 10-K, and disclosure to that effect will be included in future filings.

2.	Unless you have determined the likelihood of non-compliance with the debt covenants or default is remote you should discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Please show the specific computations used to arrive at the actual ratios. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Intelsat, Ltd. notes the Staff’s comment and has reviewed Section 501.03 of the Financial Reporting Codification. Intelsat, Ltd. advises the Staff that given the substantial cushion under the financial maintenance covenant ratios under each of Intelsat Sub Holdco’s and Intelsat Corp’s senior secured credit facilities, as described above in response to the Staff’s comment #1, Intelsat, Ltd. has determined that the likelihood of non-compliance with such debt covenants is remote. Nevertheless, in response to the Staff’s comment, we will revise our future filings to state that in the event we fail to comply with these financial maintenance covenant ratios and are unable to obtain waivers, we would default under the applicable senior secured credit facilities, and the lenders under the applicable senior secured credit facilities could accelerate our obligations thereunder, which would result in an event of default under our existing notes and the Intelsat Jackson Unsecured Credit Agreements. In addition, it should be noted that Intelsat, Ltd.’s Form 10-K currently includes a risk factor on page 37 that discloses certain risks that could result from non-compliance with the covenants in Intelsat Sub Holdco’s and Intelsat Corp’s senior secured credit facilities, including possible defaults.

Asset Impairments Assessments, page 83

3.	We note that goodwill accounted for 38% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•

Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1.	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2.	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3.	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Intelsat, Ltd. notes the Staff’s comment and advises the Staff that as discussed in our Form 10-K, 2008 was a strong year for us and one that was largely unaffected by recent economic events. Our combined full year 2008 revenue grew by 8% over the comparable period in 2007 and our fourth quarter revenue was the highest in company history. While our operating income was lower in 2008 as compared to 2007, this was largely a function of the impairment charges stemming from our annual impairment assessment of non-amortizable intangibles, mark-to-market accounting (or unrealized losses) on our undesignated interest rate swaps, and higher restructuring and transaction costs incurred in connection with the New Sponsors Acquisition Transactions, rather than as a result of factors stemming from the global economic recession. We believe it is important to note that the impairment losses described above only related to our rights to use orbital locations (i.e., an indefinite-lived intangible asset), where the impairment test is a comparison of the asset’s fair value to its carrying value, as opposed to a test of recoverability, such as is applied to goodwill.

With respect to the Staff’s comments regarding additional disclosure, we note that in 2008 we significantly expanded the disclosures within our critical accounting policies in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” by adding several new paragraphs regarding asset impairment assessments. We believe these expanded disclosures provide the reader with an appropriate understanding of our testing policies, the significant assumptions and valuation approach used as well as some qualitative sensitivity analysis. Our disclosures also state that we only have one reporting unit for purposes of our SFAS No. 142 impairment testing. Please see our response to the Staff’s comment #7 for additional discussion as to why we have only one reporting unit.

With respect to goodwill impairment testing, the equity value produced by our discounted cash flow analysis exceeded the carrying value of our equity by a substantial amount as of our October 1, 2008 annual testing date, providing more than sufficient excess to pass Step 1 of the SFAS No. 142 impairment test. Also, as requested, in future filings we will include the discount rate used in our discounted cash flow analysis. Additionally, we note that while projected growth rates are an important assumption with respect to the discounted cash flow model, our expected growth rates are less subjective in nature than a selected discount rate as Intelsat, Ltd., like other comparable companies in the fixed satellite services industry, benefits from relatively stable and predictable contracted revenue streams that are the result of long-term contractual commitments. Please note that we disclosed in the Form 10-K that we had backlog, which is our expected future revenue under our current customer contracts, of $8.8 billion as of December 31, 2008.

Intelsat, Ltd. advises the Staff that in future filings it will include disclosure similar to the following (amended or new disclosure in bold text) in the critical accounting policies section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with regard to goodwill and our impairment testing policy:

Goodwill. We account for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, goodwill and other intangible assets acquired in a business combination, and determined to have an indefinite useful life, are not amortized but are tested for impairment annually or more often if an event or circumstances indicate that an impairment loss has been incurred. SFAS No. 142 requires companies to identify reporting units at a level below the company’s identified operating segments for impairment analysis. We have identified only one reporting unit for the goodwill impairment test. Additionally, our identifiable intangible assets with estimable useful lives are amortized based on the expected pattern of consumption for each respective asset.

SFAS No. 142 Assumptions and Approach Used. We follow a two-step process to evaluate if a potential impairment exists to our recorded amounts of goodwill. The first step of the process is to compare the reporting unit’s fair value to its carrying value, including goodwill. In the event the carrying value of our reporting unit exceeds its fair value, goodwill is considered impaired and the second step is required. The second step requires us to calculate a hypothetical purchase allocation to compare the current implied fair value of the goodwill to the current carrying value of the goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if they were being acquired in a business combination. If the implied fair value of goodwill as described above exceeds recorded goodwill, there is no impairment. If the goodwill exceeds the implied fair value, an impairment charge would be recorded for the excess. Furthermore, an impairment loss cannot exceed the amount of goodwill assigned to a reporting unit. After recognizing the impairment loss, the corresponding loss establishes a new basis in the goodwill. Subsequent reversals of goodwill impairment losses are not permitted under applicable accounting standards.

We determined the estimated fair value of our reporting unit using discounted cash flow analysis, along with independent source data related to comparative market multiples and, when available, recent transactions. The discounted cash flows were derived from our five-year projection of revenues and expenses plus a residual value, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital.

The analysis, which was completed in the fourth quarter of [20    ], did not result in an impairment of our goodwill.

SFAS No. 142 Sensitivity Analysis. The key assumptions in our discounted cash flow analysis related to revenue growth rates, operating costs and capital expenditures. Our impairment analysis could be impacted by uncontrollable or unforeseeable events that could positively or negatively affect the anticipated future economic and operating conditions. A change in the estimated future cash flows could change our estimated fair values and result in future impairments.

Our analysis included projected growth rates for revenue consistent with general expectations in the fixed satellite services sector and our historical experience. The fixed satellite services sector is characterized by relatively stable and predictable contracted revenue streams, high operating margins, strong cash flows and long-term contractual commitments. We benefit from strong visibility into our future revenues and had backlog, which is our expected future revenue under all our customer contracts, of $[    ] billion as of December 31, [20    ].

Our projected cash flows were discounted using a weighted average discount rate of [    ]% based on an estimated weighted average cost of capital which included certain key inputs such as average capital structures of comparable companies and an equity risk premium taking into account the current contraction in the economic environment.

4.	We note that orbital locations accounted for 16% of total assets as of December 31, 2008. We also note that as a result of your annual impairment test in the fourth quarter of 2008 you recorded $327 million impairment charge. Further we note that you performed an interim impairment test in the first quarter of 2009 and as a result you recorded an additional $499 million impairment charge. In light of the significance of your orbital locations balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of orbital locations. Specifically, we believe you should provide the following information:

•	Disclose the carrying value of the intangible asset for each unit of accounting.

•

We note that you used a hypothetical build-up or start-up method, in this regard describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

•

Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

•

Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

•

Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your orbital locations at the time of your impairment testing.

Intelsat, Ltd. notes the Staff’s comment and advises the Staff that in accordance with the guidance in EITF 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets (“EITF 02-7”), we have combined the intangible assets consisting of our rights to operate at orbital locations into a single unit of accounting for purposes of impairment testing. In EITF 02-7, the Task Force reached a consensus that a group of indefinite-lived intangible assets should be combined into a single unit of accounting for impairment testing purposes if those assets are operated as a single asset and, as such, essentially are inseparable from one another. Further, EITF 02-7 provides the following as indicators that indefinite-lived intangibles should be combined into a single unit for purposes of testing for impairment:

•	The intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together).

•	Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset.

•

The intangible assets as a group represent the highest and best use of the assets (for example, they yield the highest price if sold as a group). This may be indicated if (a) it is unlikely that a substantial portion of the assets would be sold separately or (b) the sale of a substantial portion of the intangible assets would result in a significant reduction in the fair value of the remaining assets as a group.

•	The marketing or branding strategy provides evidence that the intangible assets are complementary, as that term is used in paragraph A16 of SFAS No. 141.

Indicators provided in EITF 02-7 that two or more indefinite-lived intangible assets should not be combined as a single unit of accounting for impairment testing purposes include the following:

•	Each intangible asset generates cash flows independent of any other intangible asset (as would be the case for an intangible asset licensed to another entity for its exclusive use).

•

If sold, each intangible asset would likely be sold separately. A past practice of selling similar assets separately is evidence indicating that combining assets as a single unit of accounting may not be appropriate.

•	The entity has adopted or is considering a plan to dispose of one or more intangible assets separately.

•	The intangible assets are used exclusively by different SFAS No. 144 asset groups.

•

The economic or other factors that might limit the useful economic life of one of the intangible assets would not similarly limit the useful economic lives of other intangible assets combined in the unit of accounting.

Our rights to use orbital locations are used interchangeably and we frequently move satellites in our fleet in and out of orbital locations in order to achieve the maximum utilization of each of our satellites. We use orbital locations as a “network” and as our rights to operate at orbital locations are generally similar, we can relocate our satellites among our orbital locations to meet our customers’ needs. Our ability to provide satellite capacity around the world using our orbital locations as a network provides our customers with significant value and many of our customers use capacity from different satellites at different orbital locations. We believe the value of the orbital locations on a combined basis is greater then the value on an individual basis. Based on past practices in the industry (including our own experience), we believe it is highly unlikely that a substantial portion of the assets would be sold separately. Accordingly, we believe the orbital location assets as a group represent the highest and best use of the assets and would yield the highest price if sold as a group. We record rights to use orbital locations as one asset and our strategy supports our belief that these assets are complementary since they are used interchangeably in order to achieve the maximum utilization of each of our satellites. Further, our marketing and branding strategy supports our conclusion that the intangible assets are complementary, since it focuses on our ability to provide comprehensive sales solutions to our customers by leveraging our presence throughout the world to provide “one-stop” shopping for global services.

The rights to use our orbital locations are not used exclusively by individual satellites, as we often move satellites in our fleet from one orbital location to another to meet the changing needs of our customers and business. Since a satellite located at a particular orbital location is able to cover a large portion of the earth, the rights to use our orbital locations are somewhat interchangeable, and therefore, economic or other factors that limit the useful life of one of the rights to use our orbital locations would likely have the same effect on other rights. While there was no one factor that was presumptive or determinative in our conclusion, the preponderance of evidence led us to conclude that our rights to use orbital locations should be accounted for as one unit of accounting.

To directly address the Staff’s comment related to disclosures of our impairment testing policy, we advise the Staff that the right to operate at an orbital location will typically not generate revenue until it has a satellite in operation. Under the build up method, there is an assumption that there will be a three-year period during which time the orbital slot will only incur start-up costs, including capital expenditures. The build up method also assumes optimal revenue and profitability, as measured by earnings before interest, taxes, depreciation and amortization (“EBITDA”), will be achieved during the sixth year of operation. The key assumptions utilized by us in building the projected cash flow model included: (i) revenue potential, (ii) profit margin (or EBITDA), (iii) duration and profile of the build up period, (iv) estimated start-up costs and losses incurred during the build up period and (v) a selected discount rate. However, as discussed in our response to the Staff’s comment #3, operators in the fixed satellite services sector generally benefit from long-term contractual commitments that provide strong visibility into future revenues. Therefore, the current economic environment has most directly affected our selection of an appropriate discount rate. As an example, for each 50-basis point change in the selected discount rate, the fair value of our rights to operate at orbital locations changes by approximately $500 million.

Intelsat, Ltd. advises the Staff that in future filings it will include disclosure similar to the following (amended or new disclosure in bold text) in its critical accounting policies in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with regard to orbital locations and impairment testing policy:

Orbital Locations. Intelsat is authorized by governments to operate satellites at certain orbital locations – i.e., longitudinal coordinates along the Clarke Belt. The Clarke Belt is the part of space approximately 42,165 kilometers above the plane of the equator where geostationary orbit may be achieved. Various governments acquire rights to these orbital locations through filings made with the ITU, a sub-organization of the United Nations. We will continue to have rights to operate at our orbital locations so long as we maintain our authorizations to do so. See Item 1—Business—Regulation and—Risk Factors—Risk Factors Relating to Regulation.

Our rights to operate at orbital locations can be used and sold individually; however, since satellites and customers can be and are moved from one orbital location to another, our rights are used in conjunction with each other as a network that can change to meet the changing needs of our customers and market demands. Due to the interchangeable nature of orbital locations, the aggregate value of all of the orbital locations is used to measure the extent of impairment, if any.

SFAS No. 142 Assumptions and Approach Used. We determined the estimated fair value of our right to operate at orbital locations using the build up method as described below, to determine the cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. In instances where the build up method did not generate positive value for the rights to operate at an orbital location, but the right was expected to generate revenue, we assigned a value based upon independent source data for recent transactions of similar orbital locations.

Under the build up approach, the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location is calculated by first estimating the cash flows that typical market participants would assume could be available from the right to operate satellites using the subject location in a similar market. It is assumed that rather than acquiring such a business as a going concern, the buyer would hypothetically start with the right to operate at an orbital location and build a new operation with similar attributes from scratch. Thus the buyer/builder is considered to incur the start-up costs and losses typically associated with the going concern value and pay for all other tangible and intangible assets.

Our analysis, which was completed in the fourth quarter of [20    ], led to the recording of a non-cash impairment charge of $[    ] million.

SFAS No. 142 Sensitivity Analysis. The key assumptions used in estimating the fair values of our rights to operate at our orbital locations included: (i) market penetration leading to revenue growth, (ii) profit margin, (iii) duration and profile of the build up period, (iv) estimated start-up costs and losses incurred during the build up period and (v) weighted average cost of capital. We discounted the estimated cash flows from orbital locations using a rate of [    ]% based on an estimated weighted average cost of capital. Utilizing a range of discount rates of [    ]% to [    ]% as a sensitivity measure resulted in a concluded total value range of $[    ] billion to $[    ] billion.

5.	We note that in certain cases when the build up method did not generate positive values for the rights to operate at an orbital location, but the right was expected to generate revenue, you assigned a value based upon independent source data for recent transactions of similar orbital locations. Explain to us why you did not use the value resulted from the build up method and why this method was preferable in certain cases. Provide us more details including why you consider this alternative method appropriate.

Intelsat, Ltd. notes the Staff’s comment and advises the Staff that consistent with current accounting guidance, we measure the fair value of our rights to operate at orbital locations assuming the highest and best use of the asset by a market participant. In other words, the assets are valued based on the use that would maximize the value of the group of assets even if the intended use by the Company is different. We employed an independent third-party valuation firm to assist us in determining the fair value of our orbital slots.

We believe that, as of any valuation date, the income approach which projects the cash flow of an individual orbital location is the best valuation technique given the nature of the assets; however, we also recognize that in some cases, this may not maximize the value of the asset group as a whole. Due to certain assumptions used in applying the build up method, the estimated cash flows from certain rights to operate at individual orbital locations were less than zero (i.e. positive cash flow was not projected to be generated). In instances where the build up method did not generate a positive value, but the right was nevertheless expected to generate revenue, we considered a value using the market approach rather than assigning a zero or negative value for such right. This approach is based on our experience that even when orbital location rights appear to have a negative value as indicated by the build up method, usage and sale transactions for such orbital location rights or similar orbital location rights do occur and provide another separate indication of value. We therefore assigned a value based on comparable usage and sale transactions of Intelsat, Ltd. and third parties. We also note our belief that, given the size of our orbital locations network and the ability of beams from an individual satellite to cover a large portion of the earth’s surface, it is reasonable to assume that a potential buyer of the network as a group would base the purchase price on the aggregated cash flows to be generated by rights to operate at individual orbital locations on a collective basis, and to the extent positive cash flow was not expected to be generated by a particular location, the buyer would seek to sell the right to operate at that location to a third-party market participant. For these reasons, we believe our approach is appropriate. We also highlight to the Staff that the percentage of value assigned based on the alternative market method was less than 5% of the total fair value of our rights to operate at orbital locations.

Further, we advise the Staff that this valuation technique has been consistently applied to measure fair value, including the determination of fair value that was established as a result of the completion of the New Sponsors Acquisition Transactions in February 2008.

Note 12 Income Taxes, page F-51

6.	Considering that you have significant international operations it is unclear why you did not disclose the components of pretax, income (loss) as either domestic or foreign pursuant to Rule 4-08 (h) (1) of Regulation S-X.

Intelsat, Ltd. advises the Staff that we will revise our tax disclosure in future filings to include in tabular format disclosure of our pre-tax income from domestic and foreign operations for the relevant period or periods.

Note 16 - Business and Geographic segment information, page F-58

7.	It appears that you produce reports in which your business activities are presented in a variety of different ways. For example, the descriptions on pages 6 through 14 in Business indicate that you services are provided to three primary customer sectors:

•	Media,

•	Networked services and,

•	Government

We also note your disclosures on page F-59 about the different service types that you provide such as:

•	Transponder services,

•	Managed services,

•	Channel services and,

•	Mobile satellite services

Please note that if the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors. Refer to paragraph 13 of SFAS 131. In this regard, tell us how you applied the guidance in SFAS 131 in identifying your operating segments. Tell us the operating segments that you aggregate into your reportable segment and why you believe such aggregation is appropriate. Addressing paragraph 30 of SFAS 142 and SFAS 131, tell us how you determined your reporting units and tell us what those reporting units are. Also, provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Intelsat, Ltd. notes the Staff’s comment and advises the Staff that our determination that we have only one operating segment is consistent with our method of reporting internal operating results to senior management and the board of directors in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Paragraph 10 of SFAS No. 131 provides three characteristics of an operating segment:

1.	Engages in business activities from which it may earn revenues and incur expenses.

2.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

3.	For which discrete financial information is available.

Our Chief Executive Officer, David McGlade, is the Company’s CODM. In accordance with paragraphs 37 and 38 of SFAS No. 131, and in part in response to a Staff comment letter dated December 12, 2005 relating to Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004 and Form 10-Q for the quarter ended June 30, 2005, we have included disclosure of revenues from external customers for each product and service as well as revenues from external customers attributable to domestic and foreign countries. However, we are not organized internally along those lines, we do not produce discrete financial information by these categories (aside from revenue) and our CODM does not make decisions, assess performance or allocate resources based on these categories. Rather, decisions are made by the CODM based on our fleet and orbital locations network as a whole. All performance and financial reporting to the CODM is on a company-wide basis except as discussed below, including our aggregate satellite network performance.

Furthermore, Intelsat, Ltd. has a single operating segment and one reporting unit. The following discusses Intelsat, Ltd.’s decision process in relation to paragraphs 10 through 15 of SFAS No. 131. While we disclose our revenues in a variety of different ways, we do not produce any discrete financial information by either customer sectors or service types below the revenue line. All of the contracted services provided by Intelsat, Ltd. are done so on our entire fleet of satellites and ground facilities or are procured from other providers to meet customer demand. The nature of the products and services we offer can be operated and sold individually and in many cases are interchangeable due to the nature of orbital locations and the number of satellites we operate. Substantially all of the station-kept satellites in our fleet are designed to provide capacity using the C- and/or Ku-bands of the radio frequency spectrum, which can be used for multiple service offerings interchangeably. The scale and composition of our satellite fleet provide us with flexibility to focus resources on penetrating the most attractive regions and applications in order to increase our profitability and free cash flow, and they also give us the ability to expand our customer and revenue base, at times without significant increases in operating costs. Our orbital locations are numerous and placed so that each region of the globe is served by multiple satellites within our fleet, and many of our satellites are equipped with steerable beams that can be moved in order to provide capacity in different regions. Additional factors that support our assessment under paragraph 10 of SFAS No. 131 that we have a single operating segment and one reporting unit are the overlapping customer base for our various services, our common sales force and our single marketing and branding strategy as discussed in our response to the Staff’s comment #4.

While we have historically maintained internal reports showing revenues by customer sector, service type or even geographic regions, we have not created separate financial statements or detailed operating expense reports at such level. Operating results, including review of our satellite performance, are reviewed by our CODM on a company-wide basis. In addition, our CODM reviews revenue and backlog for our four primary customer sets by geographic distribution and by service type. The key metrics the CODM uses to make decisions, allocate resources or assess our financial performance are reviewed on a company-wide basis. Furthermore, the basis for awarding performance-based incentive compensation for the majority of our employees is operating results for the entire company.

Accordingly, we continue to believe that Intelsat, Ltd. did not have a requirement to provide separate operating segment reporting under SFAS No. 131 as of December 31, 2008, as it only has one operating segment.

Form 10-Q for the quarterly period ended March 31, 2009

Note 7 Goodwill and other intangibles, page 16.

8.	We note that you took a significant impairment charge in the first quarter of 2009 on your orbital locations. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the orbital locations impairment charge.

As is discussed in our response to the Staff’s comment #4 above, the most significant change in assumptions that resulted in the orbital locations impairment charge was the change in the discount rate as opposed to changes in assumptions regarding revenue or other costs. As a result, we do not currently believe that the impairment charge will significantly affect our future liquidity. However, as more fully described in our critical accounting policies in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” changes in assumptions regarding growth rates, discount rates or capital expenditures could result in future impairment charges, some of which could be material. As noted in our response to the Staff’s comment #4, we will be including additional disclosure on this subject in our future filings.

We also advise the Staff that Intelsat, Ltd. included a discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that historical operating results are not necessarily indicative of results to be expected for any future period due to the impact of the New Sponsors Acquisition Transactions which occurred in February 2008.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations Benefit From Income Taxes, page 51

9.	Provide us with more details behind the increase in the benefit from income taxes for the quarterly period ended March 31, 2009 and the reasons for significant variations in the customary relationship between income tax expense and pretax accounting income, see paragraph 19 of APB 28.

Intelsat, Ltd. is domiciled in Bermuda, and because Bermuda does not currently impose an income tax our statutory tax rate is zero. The difference between our provision for (benefit from) income tax reported in the consolidated statements of operations and the tax computed at statutory rates is attributable to the provision for foreign taxes related to income (loss) before tax for each of our foreign subsidiaries, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned by many of our foreign subsidiaries. The statutory tax rate of our foreign subsidiaries as of March 31, 2009 ranged from approximately 12% to approximately 35%. As is required by paragraph 19 of APB Opinion No. 28, Interim Financial Reporting, in reporting interim financial information, we determine our income tax provision under the procedures set forth in APB Opinion No. 23, Accounting for Income Taxes—Special Areas, and SFAS No. 109, Accounting for Income Taxes. At the end of each interim period, we make our best estimate of the effective tax rate expected to be applicable for the full fiscal year. This rate is used in providing for income taxes on a current year-to-date basis.

We operate each of our subsidiaries as part of a fully integrated business and utilize an extensive master intercompany services agreement, to which substantially all of our operating subsidiaries are party, to allow for affiliates providing satellite capacity services to each other and for support provided between affiliated companies for administrative, engineering and sales and marketing related services. As a result, our consolidated financial statements eliminate the revenues and costs associated with this intercompany activity; however, our provision for (benefit from) income taxes is calculated on the income (loss) before taxes for each of our foreign subsidiaries or foreign tax filing groups and aggregated in our consolidated financial statements. On an aggregated basis, our domestic loss before income taxes was approximately $498 million for the combined year ended December 31, 2008 and our foreign income before income tax was approximately $3 million, which included an aggregate income from our subsidiaries domiciled in the United States of approximately $15 million. Additionally, in accordance with paragraph 19 of APB Opinion No. 28, our benefit from income taxes included the effect of treating the impairment of our rights to operate at orbital locations held by our U.S. subsidiary as a discrete item during the three-months ended March 31, 2009. Intelsat, Ltd. advises the Staff that in future filings we will discuss the significant items that affect the customary relationship between income tax expense (benefit) and loss before income taxes.

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As requested in your letter, Intelsat, Ltd. acknowledges the following:

•	Intelsat, Ltd. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Intelsat, Ltd. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions about the responses in this letter, kindly contact the undersigned at (202) 944-6869, Anita Beier at (202) 944-7211 or Arnold Peinado, outside counsel to Intelsat, at (212) 530-5546.

Very truly yours,

/s/ Michael McDonnell

Michael McDonnell Executive Vice President and Chief Financial Officer

cc:	Michael Henderson, SEC Staff Accountant

Raymond Svider, Audit Committee Chairman

Phillip Spector

Anita Beier

Arnold B. Peinado, III